Mail Stop 3561

      							October 24, 2005


Mr. Michael Chou
Chief Executive Officer
C&D Productions, Inc.
8F, No. 268 Kwang-Fu South Road
Taipei, Taiwan, ROC

	Re:	C&D Productions, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005

		Form 10-Q for Fiscal Quarter Ended June 30, 2005
		File No. 0-31039

Dear Mr. Chou:

      We have reviewed your draft response letter submitted on September 22, 2005 as well as your filing and have the following comments. As noted in our comment letter dated August 12, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2004

General

1. We await your response to prior comments 2, 3, 4 and 6.

2. Revise your financial statements to label them as "restated."
In
addition, provide the disclosures required by paragraph 37 of APB
20
for your corrections of the errors relating to the acquisition and the other receivable, as discussed in Notes 8 and 13, respectively.

Item 1.  Description of Business, page 1

Current Operations, page 2

3. We note your response to comment 1 and we have the following additional comments:
* Describe for us in more detail how you determined that the feature
DVD project, which you have identified as an operating segment, was
not required to be presented as a reportable segment under the guidance in paragraph 18 of SFAS 131. In this regard, this guidance discusses quantitative thresholds for reported revenue, profit or loss, and assets.
* In addition, you state that you have not generated any revenues that would be recognized under SOP 00-2. However, we note at page 13 of your Form 10-QSB for the quarter ended June 30, 2005 that sales increased due to "increasing demand for film productions." Please clarify these statements.

Financial Statements

4. We reissue prior comment 9. It is unclear to us where you have disclosed the components of other comprehensive income, the total of comprehensive income, and the balance of accumulated other comprehensive income in your financial statements, as required by SFAS 130. Please revise to provide these disclosures or advise.

Note 8 - Business Combination

5. We note your response to prior comment 11. It is unclear to us how you have accounted for the recapitalization of C&D Production. Please advise in detail. Also, tell us the nature of the intangible assets and explain the facts and circumstances of their acquisition.

Note 12 - Common Stock, page F-17

6. We note your response to comment 12. Disclose the significant terms of the convertible note.




*    *    *    *



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Michael Chou
C&D Production, Inc.
October 24, 2005
Page 3